Exhibit 99.1

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Semi-Annual Dividend

Toronto, Ontario (September 30, 2014) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that the Company’s Board of Directors has declared a semi-annual dividend of US$0.10 per common share. This represents the Company’s 10th consecutive semi-annual dividend and once again demonstrates its commitment to returning value to shareholders. Including the current dividend, the Company has returned a total of $102 million to shareholders through dividends and share repurchases over the past five years.

The dividend is payable on October 31, 2014 to shareholders of record as of the close of business on October 15, 2014. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. Alamos has approximately $380 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of August 29, 2014, Alamos had 127,357,488 common shares outstanding (139,530,554 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.